U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utilitiy Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person

     Yeh                Shih                 Jen
     (Last)            (First)              (Middle)

     14th Floor, No. 55, Section 2, Chung-Cheng Road, Shih-Lin District
     (Street)

     Taipei            Taiwan
     (City)            (State)          (Zip)

2. Issuer Name and Ticker or Trading Symbol: Advanced Aerodynamics & Structures, Inc. AASI

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year:  May 1997

5.   If Amendment, Date of Original (Month/Day/Year)

6.   Relationship of Reporting Person to Issuer  (Check all applicable)

     /  /  Director                              / x/  10% Owner
     /  /  Officer (give title below)            /  /  Other (Specify below)
           President

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficiallly
          Owned

                       2. Transaction   3. Transaction   4. Securities Acquired
                       Date (Month/     Code (Instr. 8)  (A) or Disposed (D)
1. Title of Security   Day/Year)        Code         V   (Instr. 3, 4 and 5)
   (Instr. 3)                                            Amount  (A) or   Price
                                                                 (D)

*Class B Common Stock    5/8/97          J                30,000  D         *
*Class E-1 Common Stock  5/8/97          J                60,000  D         *
*Class E-2 Common Stock  5/8/97          J                60,000  D         *

                       5. Amount of     6. Ownership     7. Nature of Indirect
                       Securities       Form: Direct     Beneficial Ownership
                       Beneficially     (D) or Indirect  (Instr. 4)
                       Owned at End     (I) (Instr. 4)
                       of Month
                       (Instr. 3 and 4)

                       1,013,572         I                    **
                       2,027,144         I                    **
                       2,027,144         I                    **



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Table II: Derivative Security Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


                         2. Conversions     3. Transaction  4. Transaction Code
1. Title of Derivative   or Exercise Price  Date (Month/    (Instr. 8)
Security (Instr. 4)      of Derivative      Day/Year)
                         Security



                         5. Number of         6. Date Exercisable and
                         Derative Securities Expiration Date (Month/Day/Year) Acquired (A) or
                         Disposed of (D)      Date Exercisable  Expiration Date
                         (Instr. 3, 4 and 5)

                         Amount  (A) or (D)


                         7. Title and Amount of Underlying Securities
                         (Instr. 3 and 4)

                         Title                  Amount or Number
                                                of Shares



                         8. Price of         9. Number of Derative
                         Derative Security   Securities Beneficially
                         (Instr. 5)          Owned at End of Month
                                             (Instr. 4)



                         10. Ownership Form       11. Nature of Indirect
                         of Derative Security:    Beneficial Ownership
                         Direct (D) or Indirect   (Instr. 4)
                         (I) (Instr. 4)




Explanation of Responses:

*Award of stock to Gene Comfort, an officer and director of the Company, for past and future services rendered to the issuer.

** Mr. Yeh is a 50% shareholder of Harpa Limited which is the owner of the stock.

   Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



                                            /s/ Shih Jen Yeh
                                            _____________________________
                                            Signature of Reporting Person